July 22, 2021

Attn: Dillon Hagius

United States Securities and Exchange Commission

Division of Corporation Finance Office of Life Sciences

Washington, DC 20549

Re:	Bioxytran, Inc.
Registration Statement on Form S-1
Filed June 24, 2021
File No. 333-257339

Ladies and Gentlemen:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Bioxytran, Inc. (the “Company”). We request that the registration statement be made effective as of July 23, at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may to assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

BIOXYTRAN, INC.

/s/ David Platt David Platt, PhD Chief Executive Officer